

January 31, 2014

Via E-mail
David T. Provost
Chairman, President and Chief Executive Officer
Talmer Bancorp, Inc.
2301 West Big Beaver Road, Suite 525
Troy, MI 48084

> **Re: Talmer Bancorp, Inc.**
> **Amendment #3 to Registration Statement on Form S-1**
> **Submitted January 31, 2014**
> **File No. 333-193300**

Dear Mr. Provost:

We have reviewed your registration statement and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Principal and Selling Shareholders, page 189

1. Revise footnotes (20) and (22) to disclose the person or persons with voting or investment control or remove them from the Prospectus as selling shareholders. See CD&I Question 140.02 from the Regulation S-K CD&I's.

Exhibit 5.1-Legal Opinion

2. Revise the number 15,555,555 to use instead, 17,888,888 (the total of the primary and secondary shares that may be sold.

You may contact Marc Thomas at (202)551-3452 or John P. Nolan, Senior Assistant Chief Accountant at (202)551-3492 if you have any questions regarding comments on the

David T. Provost
Talmer Bancorp, Inc.
January 31, 2014
Page 2

financial statements or related matters. Please contact Michael Clampitt at (202)551-3434 with other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Reviewing Attorney